08031549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67187

SEC Mail Processing Section
NOV 10 2008
Washington, DC
111

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/07 (MM/DD/YY) AND ENDING 6/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BCS PLACEMENTS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 Murray Street 8th Floor
(No. and Street)

New York (City) NY (State) 10007 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith Butler 212-528-0852
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tomkiewicz Wright, LLC
(Name – *if individual, state last, first, middle name*)

6111 Peachtree Dunwoody Rd Bldg E, Ste 102 Atlanta, GA 30328
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 25 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Keith Butler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BCS Placements, LLC, as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KEVIN M LONGOBARDI
Notary Public - State of New York
NO. 01LO6137468
Qualified in Kings County
My Commission Expires 11/28/09

This report ** contains (~~check all~~ applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Independent Auditors report on Internal Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BCS PLACEMENTS, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
(with report of independent auditors)

YEAR ENDED JUNE 30, 2008 AND
THE PERIOD NOVEMBER 30, 2005 TO JUNE 30, 2007

BCS PLACEMENTS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED JUNE 30, 2008 AND
THE PERIOD NOVEMBER 30, 2005 TO JUNE 30, 2007

CONTENTS

TW **Tomkiewicz Wright, LLC**
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Managing Member
BCS Placements, LLC
New York, New York

We have audited the accompanying statements of financial position of BCS Placements, LLC (the "Company") as of June 30, 3008 and 2007, and the related statements of operations and comprehensive income, changes in member's equity, changes in subordinated borrowings, and cash flows for the year ended June 30, 2008, and the period November 30, 2005 to June 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BCS Placements, LLC as of June 30, 2008 and 2007, and the results of its operations and its cash flows for the year and period then ended, in conformity with accounting principles generally accepted in the United States of America.

Our 2008 audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the 2008 audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tomkiewicz Wright, LLC

Atlanta, Georgia
October 28, 2008

6111 Peachtree-Dunwoody Road, Building E, Suite 102, Atlanta, GA 30328
Tel 770.351.0411 Fax 770.351.0495 www.twcpaga.com

BCS PLACEMENTS, LLC

STATEMENTS OF FINANCIAL CONDITION
JUNE 30, 2008 AND 2007

	2008	2007
ASSETS		
Current assets:		
Cash	$ 39,240	$ 14,327
Accounts receivable	280,222	495,000
Investments – securities available-for-sale	22,200	31,560
Total current assets	341,662	540,887
Property and equipment, net of accumulated depreciation	680,847	105,078
Accounts receivable - non-current	1,141,456	1,075,417
	$ 2,163,965	$ 1,721,382
LIABILITIES AND MEMBER'S EQUITY		
Current liabilities:		
Obligation under line of credit	$ 18,971	$ 12,500
Accounts payable	8,369	20,475
Total current liabilities	27,340	32,975
Member's equity:		
Contributed capital	399,561	90,911
Undistributed earnings	1,746,679	1,597,751
Accumulated other comprehensive income	(9,615)	(255)
Total member's equity	2,136,625	1,688,407
	$ 2,163,965	$ 1,721,382

See notes to financial statements and auditors' report.

BCS PLACEMENTS, LLC

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Year Ended June 30, 2008	November 30, 2005 to June 30, 2007
Revenues:		
Private placement fees	$ 633,904	$ 1,650,000
Interest income	12,179	-0-
Other income	35,000	-0-
Total revenues	681,083	1,650,000
Expenses:		
Realized loss on sale of available-for-sale securities	25,171	-0-
Professional fees	6,289	16,734
Office supplies	11,631	7,891
Depreciation expense	11,131	762
Repairs and maintenance	1,644	367
Registration fees	4,500	5,170
Marketing	10,000	-0-
Guaranteed payments to member	135,000	-0-
Computer expenses	2,091	-0-
Contracted services	23,833	-0-
Dues and subscriptions	1,547	1,000
Automobile expenses	632	-0-
Bank charges	1,540	387
Interest expense	4,667	1,101
Travel and entertainment	23,376	11,869
Taxes	626	-0-
Other expense	1,916	1,768
Communications	4,256	200
Total expenses	269,850	47,249
Net income	411,233	1,602,751
Other comprehensive income:		
Unrealized loss on securities arising during the year	(9,360)	(255)
Comprehensive income	$ 401,873	$ 1,602,496

See notes to financial statements and auditors' report.

BCS PLACEMENTS, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

	Contributed Capital	Undistributed Earnings	Accumulated Other Comprehensive Income	Total Member's Equity
Balances, November 30, 2005	$ -0-	$ -0-	$ -0-	$ -0-
Capital contributions by member	90,911			90,911
Distributions to member		(5,000)		(5,000)
Other comprehensive income: Unrealized loss on securities			(255)	(255)
Net income		1,602,751		1,602,751
Balances, June 30, 2007	90,911	1,597,751	(255)	1,688,407
Capital contributions by member	308,650			308,650
Distributions to member		(262,305)		(262,305)
Other comprehensive income: Unrealized loss on securities			(9,360)	(9,360)
Net income		411,233		411,233
Balances, June 30, 2008	$ 399,561	$ 1,746,679	$ (9,615)	$ 2,136,625

See notes to financial statements and auditors' report.

BCS PLACEMENTS, LLC

STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS

Subordinated liabilities at November 30, 2005	$	-0-
Increases:		
Issuance of subordinated notes		-0-
Decreases:		
Payment on subordinated notes		-0-
Subordinated liabilities at June 30, 2007		-0-
Increases:		
Issuance of subordinated notes		-0-
Decreases:		
Payment on subordinated notes		-0-
Subordinated liabilities at June 30, 2008	$	-0-

See notes to financial statements and auditors' report.

BCS PLACEMENTS, LLC

STATEMENTS OF CASH FLOWS

	Year Ended June 30, 2008	November 30, 2005, to June 30, 2007
Operating activities:		
Net income	$ 411,233	$ 1,602,751
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	11,131	762
Changes in operating assets and liabilities:		
Accounts receivable	214,778	(495,000)
Accounts receivable- non-current	(66,039)	(1,075,417)
Accounts payable	(12,106)	20,475
Net cash provided by operating activities	558,997	53,571
Investing activities:		
Purchase of property and equipment	(586,900)	(105,840)
Net cash used in investing activities	(586,900)	(105,840)
Financing activities:		
Cash received from member's capital contributions	308,650	59,096
Net proceeds from line of credit	6,471	12,500
Distributions to member	(262,305)	(5,000)
Net cash provided by financing activities	52,816	66,596
Net change in cash	24,913	14,327
Cash, beginning of period	14,327	-0-
Cash, end of period	$ 39,240	$ 14,327
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the period for interest	$ 4,667	$ 1,101

See notes to financial statements and auditors' report.

1. Summary of Significant Accounting Policies

Description of Business
BCS Placements, LLC (the "Company") is a broker-dealer that focuses on raising private equity from institutional investors. The Company is organized as a limited liability company in the state of New York with no finite termination date. The Company's operations are located in New York, New York. It is registered with the Financial Industry Regulatory Authority ("FINRA").

Financial Statement Presentation
The accompanying 2007 financial statements include all transactions from the date the Company commenced operations, November 30, 2005, through the end of its fiscal year, June 30, 2007. During this period, the Company changed the end of its fiscal year for reporting purposes from December 31 to June 30.

Revenue Recognition
The Company recognizes revenues at the time fees are earned in accordance with the terms of the service agreements with its clients. This occurs when the Company has provided all services and has no further obligations under the agreement, or when certain benchmarks described in the agreement are met, resulting in an irrevocable right to receive revenues.

Property and Equipment
Property and equipment are stated at cost, less accumulated depreciation. Depreciation begins when the related asset is placed into service. Depreciation is provided by the straight-line method over the estimated useful lives of the depreciable assets.

Income Taxes
The Company is a single-member limited liability company and is not recognized as a reporting entity under the Internal Revenue Code for taxation purposes. Accordingly, the Company does not file a separate income tax return. The effects of the Company's operations are passed through to the member for taxation purposes.

Concentrations of Credit Risk
The Company's financial instruments subject to risk concentration are accounts receivable. At June 30, 2008 and 2007, all accounts receivable are owed from one client and consist of balances due under a private placement agreement (see Note 3). In the opinion of management, no allowance for doubtful accounts and concurrent bad debt charge is necessary for the Company's accounts receivable at June 30, 2008 and 2007.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Investments - Securities Available-For-Sale

The Company's investments in marketable equity securities are held for an indefinite period and thus are classified as available-for-sale. Investments are carried at fair value based on quoted market sources.

During the year ended June 30, 2008, and the period November 30, 2005 to June 30, 2007, the unrealized holding loss on such securities was $9,360 and $255. The cumulative effect of these losses is presented in member's equity in the accompanying financial statements as Accumulated Other Comprehensive Income.

During the year ended June 30, 2008, losses of $25,171 were realized on the sale of available-for sale securities. Proceeds from these sales totaled $95,182. There were no realized gains or losses during the period November 30, 2005 to June 30, 2007.

3. Accounts Receivable

Current and non-current accounts receivable consist of balances due under a private placement agreement with a client. At June 30, 2008 and 2007, the receivable balance reflected the unpaid placement fees due, based on the placement level reached at those dates, under the agreement. The balance is receivable in sixty equal monthly payments commencing July 1, 2008, including interest at 8%. At June 30, 2008, the current portion of the receivable balance included $2,357 of accrued interest receivable.

4. Property and Equipment

	June 30,	
	2008	2007
Equipment	$ 24,077	$ 15,249
Furniture and fixtures	404,002	-0-
	428,079	15,249
Less accumulated depreciation	(11,893)	(762)
Net property and equipment in service	416,186	14,487
Leasehold improvements in progress	264,661	90,591
	$ 680,847	$ 105,078

Depreciation expense for the year ended June 30, 2008, and the period November 30, 2005 to June 30, 2007 is $11,131 and $762. Leasehold improvements in progress consist of improvements which have not yet been placed in service at June 30, 2008 and 2007.

5. Obligation Under Line of Credit

At June 30, 2008 and 2007, the Company has borrowings of $18,971 and $12,500 under a line of credit arrangement with a financial institution. Interest is charged at the prevailing prime interest rate plus 5.35 percent. Interest-only payments are due monthly. The line of credit is collateralized by the personal guarantee of the Company's sole member. Maximum borrowings available under the line are $45,000. The line expires in April 2010 unless renewed.

6. Related Party Transactions

The Company utilizes office space which is owned by its sole member. During the year ended June 30, 2008, and the period November 30, 2005 to June 30, 2007, no agreement existed requiring the Company to make lease payments for this space, and no such lease payments were made during the period.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 10 to 1).

At June 30, 2008, the Company has net allowable capital of $28,940, which is $23,940 in excess of the required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio is 0.94 to 1 as of June 30, 2008. Accounts receivable and property and equipment reflected in the accompanying financial statements are not allowable assets for the purpose of computing minimum net capital under the Rule. The Company's exemption from the reserve requirements of Rule 15c3-1 (Customer Protection Rule) is under the provisions of Paragraph (k)(2)(ii), in that the Company does not hold customer funds or securities, and all customer funds received in connection with private placements and limited partnership offerings are immediately deposited in a restricted escrow account handled by a commercial bank.

BCS PLACEMENTS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2008

NET CAPITAL	
Total member's equity	$ 2,136,625
Deduct member's equity not allowable for net capital	-0-
Total member's equity qualified for net capital	2,136,625
Add:	
Subordinated borrowings allowable in computation of net capital	-0-
Other (deductions) or allowable credits-deferred income taxes payable	-0-
Total capital and allowable subordinated liabilities	2,136,625
Deductions and/or charges:	
Non-allowable assets:	
Securities not readily marketable	-0-
Exchange memberships	-0-
Furniture and equipment	680,847
Other assets	1,421,678
Additional charges for customers' and non-customers' security accounts	-0-
Additional charges for customers' and non-customers' commodity accounts	-0-
Aged fails-to-deliver	-0-
Aged short security differences	-0-
Secured demand note deficiency	-0-
Commodity futures contracts and spot commodities – propriety capital charges	-0-
Other deductions and/or charges	-0-
Net capital before haircuts on securities positions (tentative net capital)	34,100
Haircuts on securities:	
Contractual securities commitments	-0-
Securities collateralizing secured demand notes	-0-
Trading and investment securities:	-0-
Bankers' acceptances, certificates of deposit, and commercial paper	-0-
U.S. and Canadian government obligations	-0-
State and municipal government obligations	-0-
Corporate obligations	-0-
Stocks and warrants	-0-
Options	-0-
Other securities	3,330
Undue concentrations	1,830
Other	-0-
Net capital	$ 28,940

(Continued)

BCS PLACEMENTS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
JUNE 30, 2008

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Bank loans payable	$	18,971
Drafts payable		-0-
Payable to brokers and dealers		-0-
Payable to clearing broker		-0-
Payable to non-customers		-0-
Other accounts payable and accrued expenses		8,369
Items not included in statement of financial condition:		
Market value of securities borrowed for which no equivalent value is paid or credited		-0-
Other unrecorded amounts		-0-
Total aggregate indebtedness	$	27,340

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	5,000
Excess net capital at 1500%	$	23,940
Excess net capital at 1000%	$	26,206
Ratio: Aggregate indebtedness to net capital		0.94 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of June 30, 2008)

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	29,879
Net audit adjustments		(939)
Net capital per above	$	28,940

See notes to financial statements and auditors' report.

TW **Tomkiewicz Wright, LLC**
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Managing Member
BCS Placements, LLC
New York, New York

In planning and performing our audits of the financial statements and supplemental schedules of BCS Placements, LLC (the "Company"), for the year ended June 30, 2008 and for the period November 30, 2005 to June 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

6111 Peachtree-Dunwoody Road, Building E, Suite 102, Atlanta, GA 30328
Tel 770.351.0411 Fax 770.351.0495 www.twcpaga.com

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008 and 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tomkiewicz Wright, LLC

Atlanta, Georgia
October 28, 2008

END